Mail Stop 4561
Via Fax (571) 382-1002

March 2, 2010

Ronald W. Johnston
Chief Financial Officer
Tier Technologies, Inc.
10780 Parkridge Blvd., Suite 400
Reston, VA 20191

> **Re: Tier Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed on November 10, 2009**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2009**
> **Filed on January 28, 2010**
> **File No. 001-33475**

Dear Mr. Johnston:

We have reviewed your response letter dated February 12, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 29, 2010.

Form 10-K/A for the Fiscal Year Ended September 30, 2009

Executive Compensation

Compensation Discussion and Analysis, page 8

General

1.   We refer to your response to prior comment 5, and reissue that comment in part. As previously indicated, your CD&A should detail why the compensation of your highest-paid named executive officer differs from that of the other named

executive officers. We note that you state in your response that the company believes that Mr. Rossetti has, among other things, the most significant impact on value, potential success, provides the company's strategic vision and supervises the company's executive team. You also note that he has 30 years CEO experience, 15 years as a member of the Board and financial and accounting experience. It would appear for these reasons, among others, his compensation differs from that of the other named executive officers. This is the type of disclosure that should be provided in answer to the guidance provided by Section II.B.1 of SEC Release No. 33-8732A.

2.   We refer to your response to prior comment 8, and reissue that comment. Your response did not confirm your understanding that the Committee should clarify the <u>degree</u> of discretion it has and the <u>circumstances</u> under which the discretion would be used, nor did you undertake to consider providing this information in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Staff Attorney, at (202) 551-3503.

Sincerely,

Kathleen Collins
Accounting Branch Chief